Alliance Leicester

Alliance & Leicester plc
Group Legal Services
Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

7 February 2008

08000859

SUPPL

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 January to 31 January 2008.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

PROCESSED
FEB 26 2008
THOMSON
FINANCIAL

pp Sandra Odell
Deputy Secretary

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

NC9348 (10/07)

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

January 2008

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 7 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notification of Transactions of Persons discharging managerial responsibility or connected persons

Various (x 9)	8 January 2008

Form TR-1 Notification of Major Interests in Shares

None

Notice – Voting Rights and Capital	27 December 2007
Pre-Close Trading Statement	
Pre-Paid Card Business Developments	
Appointment of temporary acting Chief Executive	
Trading Update	
Notice – Voting Rights and Capital	30 January 2008

Information distributed to the Company's security holders

Nil

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	12	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	56		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	668		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Alan Law	Ordinary	56
Address 28 Montague Park Ballymena Co. Antrim		
UK postcode BT42 2DE		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 03-01-2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans Alliance-Leicester plc.
Carlton Park, Narborough, Leics LE19 0AL.
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

RECEIVED

2008 FEB 21 P 12:09

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	01	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,265		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	7.45		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
CAPITA IRG LTD	Ordinary	14265
Address The Registry Beckenham Road Beckenham Kent		
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ **Date** 07 January 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leics LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	01	2008	08	01	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	98		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name SEE ATTACHED SCHEDULES		Class of shares allotted	Number allotted
Address		ORDINARY 50p	98
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 09.01.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Schemes, Alliance & Leicester Plc

Carlton Park, Narborough, Leicester, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Alliance & Leicester plc 2006 Restricted Share Plan

Batch NO 154

Schedule of Allotments

Date of Exercise: **8 January 2008**

Forenames	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)
HILARY JANE	BUCKLEY	ROAD	OADBY	LEICESTER	0	0 LE2 4NR	84	84
HILARY JANE	BUCKLEY	ROAD	OADBY	LEICESTER	0	0 LE2 4NR	14	14
							98	**98**

Companies House
for the record

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	01	2008	10	01	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	125		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted ORDINARY 50p	Number allotted 125
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 11 January 2008

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Schemes, Alliance & Leicester Plc
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 2002 778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Alliance & Leicester plc Restricted Share Plan

Batch NO 155

Schedule of Allotments

Date of Exercise: **10 January 2008**

Forenames	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)
JANICE	BROTHERSON	128 STAPLE LODGE ROAD	NORTHFIELD	BIRMINGHAM	WEST MIDLANDS	B31 3DL	0	94	94
JANICE	BROTHERSON	128 STAPLE LODGE ROAD	NORTHFIELD	BIRMINGHAM	WEST MIDLANDS	B31 3DL	0	31	31
								125	**125**

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21 / 01 / 2008	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	523	912	472
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	632	689	668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Hilary Buckley	Class of shares allotted: Ordinary	Number allotted: 523
Address: 136 Uplands Road, Oadby, Leicester		
UK postcode: LE2 4NR		
Name(s): Graham Chapman (re Kathleen Chapman Decd)	Class of shares allotted: Ordinary	Number allotted: 912
Address: 32 North road, Crossens, Southport		
UK postcode: PR9 8LU		
Name(s): Mark Tomlinson	Class of shares allotted: Ordinary	Number allotted: 472
Address: 9 Pinewood Close, Scarisbrick, Southport		
UK postcode: PR8 5LL		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 23 January 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leics LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	01	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	907	669	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	705	813	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 1576
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 January 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leics LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 21 January 2008

Early Exercise 2005 Plan

Name				Address					Total Options Exercised
MR	GRAHAM	CHAPMAN	RE KATHLEEN CHAPMAN DECEASED	32 NORTH ROAD	CROSSENS	SOUTHPORT	MERSEYSIDE	PR9 8LU	191
MRS	ELIZABETH	FITZSIMONS	7 THE CROSS	INCE BLUNDELL	MERSEYSIDE	L38 1QH			392
MRS	LYNNE	PICKERING	47 OLD MILL ROAD	BROUGHTON ASTLEY	LEICESTER	LE9 6PQ			324
								Total	**907**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 21 January 2008

Alliance Leicester

Early Exercise 2006 Plan

Name			Address				Total Options Exercised
MRS	PATRICIA	CAGE	15 MAYFLOWER AVENUE	PENNSYLVANIA	EXETER	EX4 5DS	372
MR	ALAN	SHARP	68 WOLSELEY ROAD	PORTSLADE	SUSSEX	BN41 1ST	297
						Total	**669**

co form

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30 01 2008	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,745	18,858	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.68	6.32	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 11745
Address:		
UK postcode:		
Name(s): SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 18856
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 30 January 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leics LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date 30 January 2008

Alliance Leicester

2004 3 Year Maturity Tranche 6

Name		Address						Total Options Exercised
EWA IRENA	BELLAMY	51 HIDCOTE ROAD	OADBY	LEICESTER	LEICESTERSHIRE		LE2 5PH	564
ANNE HOLLAND	CAIRNS	61 LANG ROAD	BARASSIE	TROON			KA10 6TS	141
NICOLA	CAMPBELL	35 HAMPSON MILL LANE	BLACKFORD BRIDGE	BURY			BL9 9UA	310
SHIRLEY ANN	CARROLL	146 STUART ROAD NORTH	BOOTLE	MERSEYSIDE			L20 9EX	338
ANN MARIE	CLAYTON	3 CROMPTON DRIVE	CROXTETH PARK	LIVERPOOL	MERSEYSIDE		L12 0JX	112
CLAIRE	CONROY	67 SPELDING DRIVE	STANDISH LOWER GROUND	WIGAN			WN6 8LW	169
CAROLINE	CROPPER	119A BOLTON ROAD	ASHTON IN MAKERFIELD	WIGAN	LANCASHIRE		WN4 8AD	225
SHARON	DAVIES	32 MORDEN AVENUE	ASHTON IN MAKERFIELD	WIGAN	LANCASHIRE		WN4 9PT	141
MUMTAZ	DESAI	25 HALSTEAD STREET	LEICESTER				LE5 3RE	564
RHIAN ANGHARAD	EVANS	21 ARDEN VALE ROAD	KNOWLE	SOLIHULL			B93 9NS	564
CARLEAN LINDSAY	FOORD	OAKFIELD	OLD LANE	ST JOHNS	CROWBOROUGH	EAST SUSSEX	TN6 1RX	1128
LESLEY	GRANT	3 WOODBURN AVENUE	REDDING	FALKIRK			FK2 9XN	282
MARK DAVID	GREEN	40 LAMBERT ROAD	LEICESTER	LEICESTERSHIRE			LE3 2AG	84
ZARINA LOUISE	GREENHALGH	123 GUILDFORD GROVE	BOARSHAW	MIDDLETON	GREATER MANCHESTER		M24 2WX	225
ADRIAN JOHN WILLIAM	HAZARD	HOLLY FARM HOUSE	5 CROSS LANE	BURTON LAZARS			LE14 2UH	20
MARGARET ELIZABETH	HOWARD	22 ORIEL DRIVE	SYSTON	LEICESTER	LEICESTERSHIRE		LE7 2AR	282
CAROLINE	HURST	12 DIANE ROAD	ASHTON IN MAKERFIELD	WIGAN			WN4 8SY	338
ASLAM	IQBAL	5 BARNES CLOSE	RUSHEY-MEAD	LEICESTER			LE4 7WD	141
LESLEY SUZANNE	JARRAD	18 ALMOND WAY	LUTTERWORTH	LEICESTERSHIRE			LE17 4XJ	282
MARK EVAN	JONES	2 FELL CLOSE	SADDINGTON GRANGE	FLECKNEY	LEICESTER		LE8 8DG	451
JUDITH	JONES	10 WILLOW CLOSE	DOLWEN ROAD	OLD COLWYN	COLWYN BAY	CLWYD	LL29 8YL	282
MOIRA JILL	LACEY	6 SPRUCE AVENUE	LOUGHBOROUGH	LEICESTERSHIRE			LE11 2QW	282
LOUISE JANE	LEAK	50 CHERRYBROOK CLOSE	ANSTEY HEIGHTS	LEICESTER			LE4 1EH	169
GEMMA	LINDSAY	33 FIRRHILL DRIVE	EDINBURGH				EH13 9ES	282
PATRICIA MARGARET	LINNEY	21 PEREGRINE ROAD	MUDEFORD	CHRISTCHURCH	DORSET		BH23 4BN	56
ANN MARIE	MCAULEY	163 LIVERPOOL RD SOUTH	MAGHULL	LIVERPOOL		MERSEYSIDE	L31 8AA	282
CHERALYN LESLEY	MCLUCKIE	40 FLAMBARD AVENUE	CHRISTCHURCH	DORSET			BH23 2NF	169
ALISON ELIZABETH ANNE	MOULSDALE	6 NOTTINGHAM CLOSE	RAINHILL	PRESCOT	MERSEYSIDE		L35 4QZ	282
CAROL MARIE	MUNSEY	26 APRIL RISE	BOOTLE	NETHERTON	MERSEYSIDE		L30 3RY	112
DENISE	NORMAN	3 COOPER GARDENS	GRANGE FARM ESTATE	OADBY	LEICESTERSHIRE		LE2 4TX	395
SARIKA	PATEL	28 SWALLOW DRIVE	SYSTON	LEICESTER			LE7 1ZN	282
INDERJIT KAUR	POONIA	27 KINGSWAY ROAD	EVINGTON	LEICESTER			LE5 5TL	282
EILEEN	POWNALL	52 JONVILLE ROAD	AINTREE	LIVERPOOL			L9 9BQ	141
JONATHAN PETER	RELTON	2 KIRBY COTTAGES	BUTCHERS LANE	AUGHTON	ORMSKIRK	LANCASHIRE	L39 6SY	451
CAROLE ANNE	RENSHAW	136 CHURCH ROAD	LITHERLAND	LIVERPOOL	MERSEYSIDE		L21 5HB	282
CHRISTINE ANN	RILEY	50 INGERSLEY VALE	BOLLINGTON	CHESHIRE			SK10 5BP	451
MARY KATHLEEN	SKELTON	110 ROGAN MANOR	GLENGORMLEY	CO ANTRIM			BT364BB	169
MARGARET ROSE	THOMAS	51 MEASHAM WAY	LOWER EARLEY	READING			RG6 4ES	423
JAYNE	THORPE	ROSCARRICK HOUSE	20 LIME GROVE	FOREST TOWN	NOTTINGHAMSHIRE		NG19 0HP	282
JENNIFER LIZBETH	TRAVESS	54 ASH GROVE	WHEATHAMPSTEAD	ST ALBANS	HERTFORDSHIRE		AL4 8DF	141
AMANDA JANE	TUCKEY	21 SADDLE RISE	SPRINGFIELD	CHELMSFORD	ESSEX		CM1 6SX	169
								11745

Date 30 January 2008

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

2002 5 Year Maturity Tranche 6

Name		Address						Total Options Exercised
JOYCE	BARNES	MAPLE HOUSE	WALE FARM	MAIN STREET	COUNTESTHORPE	LEICESTER	LE8 5QX	1571
PATRICIA JEAN	DIETZ	62 SUMMERHILL	MIDDLE HERRINGTON	SUNDERLAND			SR3 3TW	523
ANDREW STEPHEN	DUNNING	WHITE SAILS	105 SOUTH PARADE	WEST KIRBY WIRRAL	MERSEYSIDE		CH48 0RR	1571
CARLEAN LINDSAY	FOORD	OAKFIELD	OLD LANE	ST JOHNS	CROWBOROUGH	EAST SUSSEX	TN6 1RX	523
ALAN RICHARD	HORN	105 KINGSWAY ROAD	STONEYGATE	LEICESTER			LE5 5TU	523
MARGARET ELIZABETH	HOWARD	22 ORIEL DRIVE	SYSTON	LEICESTER	LEICESTERSHIRE		LE7 2AR	324
LYNN BERNADETTE	LLOYD	174 LIVERPOOL ROAD SOUTH	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 7DQ	2618
SUSAN JANE	MILLER	8 VICARAGE COURT	MARSHFIELD	CARDIFF			CF3 2NA	2094
CHRISTOPHER JOHN	MURPHY	WESTCOTT HOUSE	CHURCH STREET	NASEBY	NORTHAMPTONSHIRE		NN6 6DA	2618
SUSAN MARY	PATRICK	2 RICHARDSON WALK	LEXDEN	COLCHESTER	ESSEX		CO3 4AJ	261
ANGELA CHRISTINE	PLUMB	BRAMBLE HOUSE	ORCHARD CLOSE	BARKESTONE-LE-VALE	NOTTINGHAMSHIRE		NG13 0HU	1780
INDERJIT KAUR	POONIA	27 KINGSWAY ROAD	EVINGTON	LEICESTER			LE5 5TL	1047
ANDREW	WEST	20 LYNWOOD DRIVE	ROMFORD	ESSEX			RM5 2RA	785
JANE HUTCHESON	WHITING	23 NORTH AVENUE	CLARENDON PARK	LEICESTER			LE2 1TL	2618
								18856

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
D J Bennett	Yes	Yes	17	7.45
C S Rhodes	Yes	Yes	17	7.45
R L Banks	Yes	Yes	17	7.45
I D Buchanan	Yes		17	7.45
S G Dawkins	Yes		17	7.45
B P Glover	Yes		17	7.45
T S Lloyd	Yes		17	7.45
G Pilkington	Yes		17	7.45
G Wilkinson	Yes		17	7.45

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

153

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£7.45

13. Date and place of transaction

7 January 2008 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

7 January 2008

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew

Telephone: 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

8 January 2008

File No. 82-4964

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 28 December 2007 consists of:

420,628,413 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **420,628,413.** This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

Alliance & Leicester Pre-Close Trading Statement

Alliance & Leicester will be holding a conference call for analysts and investors at 11.00am today, to update the market on its 2007 trading following the agreement of a number of funding transactions. This statement sets out the main information being provided in the conference call.

Summary

Alliance & Leicester is maintaining strong asset quality whilst delivering franchise growth and good cost control. We have also put in place a number of additional funding facilities to pre-fund our maturing medium term wholesale funding, commercial paper and certificates of deposit into the third quarter of 2008.

Excluding the change in the fair value and impairment of Treasury investments, our 2007 core-operating profit is expected to be ahead of the £598m consensus of analyst forecasts (note 1). However taking into account the change in the fair value and impairment of Treasury investments, which at the end of October totalled a charge of £55m, core-operating profit will be lower than the current range of analyst forecasts and will result in our underlying return on equity tier 1 capital being around 19%.

Franchise growth

We have seen strong franchise growth across both Retail and Commercial Banking, and plan for continued growth in the future.

Our total gross residential mortgage lending in the first nine months of 2007 was £9.8bn, an estimated market share of 3.6%. Of this, prime residential gross mortgage lending totalled £8.9bn. The balance was made up of buy to let lending gross advances of £290m, 'PlusMortgage' gross advances of £339m, and £327m of mortgages originated under our agreement with Lehman Brothers. The loans originated under the Lehman Brothers agreement are not held on our balance sheet and are not funded by Alliance & Leicester. Net mortgage lending in the first nine months of 2007 was £3.7bn, an estimated market share of 4.4%, higher than our 3.6% share of mortgage balances.

We continue to focus our unsecured personal lending on high quality assets. Gross unsecured personal lending for the first nine months of 2007 was £2bn, around 12% higher than in the same period in 2006. This includes £30m of 'PlusMortgage' unsecured gross advances. Lending in the third quarter was 5% lower than in the same period in 2006, as we continue to focus on strong asset quality.

Personal customer deposit balances were £23.4bn at the end of October 2007, higher than at the end of June 2007. We continue to offer a competitive range of savings products, and have recently launched 'e-saver', a new competitively priced internet-only savings account. Our current account base continues to grow, with 241,000 new accounts opened in the first nine months of the year, and we now have 1.7m active current accounts.

In Commercial Banking, lending balances at the end of September 2007 were £7.8bn, £1.3bn higher than at the end of 2006. We opened over 25,000 new business banking accounts in the first nine months of 2007, over 40% more than in the same period in 2006, and we now have over 88,000 active accounts. Commercial customer deposit balances at the end of October 2007 were £8.0bn, higher than at the end of June 2007.

Funding

We have continued to manage our funding requirements successfully during the second half of the year, through a combination of raising new funds or rolling over existing funding as it matures. At the end of October 2007, 57% of our customer loans and advances (note 2) were funded by customer deposits.

As a prudent measure and in recognition of current market conditions, we have put in place additional funding facilities, a significant proportion of which are backed by Alliance & Leicester residential mortgage assets. As a result, we have now pre-funded our maturing medium term funding, commercial paper and certificates of deposit into the third quarter of 2008. In 2008, we expect our asset growth to be primarily funded through higher customer deposit balances. We will, however, continue to look at opportunities to complete further capital market transactions.

The total of customer deposits, together with committed wholesale funding with a maturity of over six months, now exceeds our £55bn of customer loans and advances.

Treasury investments

Our 4 September announcement clearly set out our Treasury investments.

Treasury investments at 31 October 2007 have increased by £3bn since 30 June 2007, reflecting increased liquidity. Our trading and investment securities at 31 October 2007 are broadly similar to those reported at 30 June 2007.

The floating rate notes (FRNs) and consumer asset backed securities (ABS) held as trading securities, together with a small proportion of our collateralised debt obligations (CDOs) are fair valued, with changes going through non-interest income in our profit and loss account. At the end of October, the fair value of these assets had fallen by £15m compared to 31 December 2006.

The balance of our CDOs, together with the majority of our FRNs and ABS, are accounted for as 'available for sale' and are fair valued with changes going through reserves (note 3). At the end of October the fair value of these assets had fallen by £101m compared to 31 December 2006, reflecting market prices. This charge to reserves does not impact regulatory capital.

Our holdings of mezzanine and capital notes in structured investment vehicles (SIVs) totalled £346m at 31 October 2007 (note 4). The net asset value (NAV) of the SIVs in which we have invested was £294m at 31 October 2007 (note 5). Our SIV investments are classified as 'held-to-maturity' and are not fair valued but are subject to a test for impairment. Our SIV impairment loss charge is lower than the decline in the NAV of our investments. It takes into account possible restructuring transactions, the seniority of our note holding, reports on the vehicle's funding position and realised losses to date. Using this approach our total Treasury impairment loss charge for the ten months to 31 October 2007 was £40m, which is reflected in the profit and loss account.

The principal value of our off-balance sheet conduit facility at 31 October was £693m. Currently 95% of the assets in the conduit continue to be rated AAA with a further 2% AA and the remaining 3% BBB or BB.

Income and costs

Total revenues in 2007 are expected to be similar to the £1,468m reported in 2006.

Average interest earning assets for the first nine months of 2007 were 12% higher than the average for the whole of 2006. We expect the Group's net interest margin to be around 1.17% for the whole of 2007, reflecting the impact of increased funding and liquidity costs since September 2007.

Non-interest income in the second half of 2007 is expected to be higher than in the first half, even after the impact of fair valuing Treasury investments. Retail Banking non-interest income is expected to reflect strong growth in current account income, partially offset by lower income from personal unsecured loans. The test case brought by the Office of Fair Trading against eight UK financial institutions regarding customer overdraft charges was announced after the signing of our interim results. As the result of the court case is not certain, we are required under IFRS, to release the provision created in the first half of 2007, further contributing to Retail Banking non-interest income in the second half. Commercial Banking non-interest income, excluding Treasury, remains broadly similar to the first half of 2007.

Operating costs (which exclude operating lease depreciation) in the second half of 2007 are expected to be slightly lower than the £358m incurred in the second half of 2006, reflecting continued good cost control. Operating lease depreciation for the second half of 2007 is expected to be similar to the £37m incurred in the first half.

We continue to implement the Group's transformation programme, and, as previously announced, there will be a small one-off redundancy cost in the second half of 2007.

Asset quality and impairment losses

The Group's asset quality remains strong.

Our mortgage asset quality remains excellent. The proportion of accounts over three months in arrears at the end of October 2007 was 0.46%, the same as at the end of June 2007. The average loan to value (LTV) of new prime residential mortgages in the first ten months of 2007 was 67%, and the average LTV for buy to let loans was also 67%. The indexed LTV of our mortgage book at the end of October was 46%, with 58% of the book having an indexed LTV of less than 50%, and just 3% over 90%.

Within unsecured personal loans, asset quality is strong. The proportion of balances over 30 days in arrears at the end of October was 5.5%, the same as at the end of June 2007. The improved quality of new lending in 2007 is expected to lead to a significant reduction in the unsecured personal loan impairment loss charge in the second half of the year, compared to the £42m charge reported in the first half. The current account impairment loss charge in the second half of the year is expected to reflect the continued growth in our active account base.

In total the Retail Banking impairment loss charge in the second half of 2007 is expected to be significantly below the £50m reported in the first half.

In Commercial Banking, commercial lending asset quality remains good, with the impairment loss charge in the second half of 2007 expected to be slightly lower than the £6m reported in the first half. Our Treasury asset quality is discussed

in the Treasury investments section above.

Share buyback

In the year to 28 November 2007 we have bought back 19.9m shares at a total cost of £194m, and expect the total cost of the buy back in 2007 to be £200m.

2008 Outlook

Against an anticipated backdrop of slower economic growth and a smaller UK mortgage market, we expect the rate of growth in our interest earning assets to slow in 2008. We will maintain a diversified range of funding sources with an increasing emphasis on customer deposits.

We currently expect the Group net interest margin in 2008 to reflect slightly wider asset spreads, although these will be more than offset by the increased cost of funding. We currently expect the Group net interest margin in 2008 to be around 10 basis points lower than in 2007.

We will give more details on our financial outlook for 2008 in our 2007 preliminary results on 20 February 2008.

Comment from David Bennett, Group Chief Executive

"Recognising the unprecedented conditions in the world's financial markets, we have pre-funded our maturing medium-term funding, commercial paper and certificates of deposit into the third quarter of 2008. Alliance & Leicester continues to deliver good franchise growth, cost control and strong lending asset quality, and we continue to offer great value to our customers."

Conference call details

A conference call for analysts and investors will take place at 11.00 am today (29 November 2007). To access this call, please call 44-(0)-207-863 6151 (US 1-866-432-7186) and ask for the Alliance & Leicester Pre-Close conference call. The call will also be broadcast via www.alliance-leicester-group.co.uk/pre-close . Presentation slides to support the conference call and a copy of our Treasury Investment statement of 4 September can also be down loaded from www.alliance-leicester-group.co.uk/pre-close .

A replay of the conference call will be available on the website, or by calling +44-(0)-208-196-1998 (US 1-866-583-1035) and keying in the pass number 596980#.

Timetable and contacts

Alliance & Leicester's results for the 12 months ending 31 December 2007 will be announced on **20 February 2008.** The analyst presentation will take place at the **London Stock Exchange.**

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Mark Browne	Head of Financial Relations & External Reporting	Tel: 0116 200 2123
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088
Press Office		Tel: 0116 200 3355

Further information on Alliance & Leicester can be found at www.alliance-leicester-group.co.uk

Notes

1. On 28 November 2007, analysts' forecasts for core operating profit for the year ending 31 December 2007 ranged from £580m to £615m, with an average of £598m. The majority of these forecasts do not explicitly state any profit or loss impact from the fair valuation or impairment of Treasury investments.

   Core operating profit is the Group's profit before tax excluding one-off redundancy costs and accounting gains or losses from fair value accounting volatility. Fair value accounting volatility represents the net fair value change on derivative instruments that are matching risk exposure on an economic basis.

2. Customer loans and advances includes 'Net investment in finance leases and hire purchase contracts' and 'Operating lease assets'.

3. The accounting treatment for assets are determined at the point of acquisition and cannot subsequently be changed.

4. The total value of SIV investments is equal to the par value of the notes and accrued interest less the impairment provision.

5. The net asset value of capital notes reflects our share of the market value of assets minus liabilities. For mezzanine notes the net asset value is 100% of the par value of the notes provided the net asset value of the junior notes is above zero.

Disclaimer

This report contains both statutory and non-statutory financial results. Reconciliations are provided in our primary statements. This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions, the current regulatory environment and the current interpretations of IFRS applicable to past, current and future periods. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast.

Alliance & Leicester Pre-Paid Card Business Developments

Alliance & Leicester plc (Alliance & Leicester) has plans for significant growth in the pre-paid card market and is establishing a new subsidiary, the Prepaid Card Company Ltd (PCCL), to enable it to make further progress. PCCL will be 80% owned by Alliance & Leicester and 20% by the existing shareholders of Cupera International Ltd (CIL).

CIL and Alliance & Leicester have an existing agreement to develop a pre-paid card product via Money Card Ltd (MCL), a wholly owned subsidiary of CIL. PCCL will purchase the CIL Group, retaining the pre-paid card assets and existing employees of the CIL Group.

PCCL will pay £4m in cash and loan notes to CIL shareholders for the purchase of CIL and cessation of existing arrangements. The loan notes will be guaranteed by Alliance & Leicester, which has the option to purchase complete control of PCCL in the future. CIL shareholders also have the option to sell their remaining shareholding to Alliance & Leicester after a minimum of three years.

CIL is expected to make a loss of £3.9m in 2007 as a result of initial start-up costs, and will have gross assets of £1.2m.

This transaction will not have any material impact on Alliance & Leicester's 2008 financial performance.

Contacts

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088
Press Office		Tel: 0116 200 3355

Disclaimer

This report contains un-audited financial information and certain forward looking statements. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions, the current regulatory environment and the current interpretations of IFRS applicable to past, current and future periods. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast.

File No. 82-4964

Alliance & Leicester appoints temporary acting chief executive

Alliance & Leicester announces that David Bennett, Group Chief Executive, is on temporary leave of absence due to an abdominal illness. As a consequence, with effect from today, Chris Rhodes, Group Finance Director, is to take on the role of acting chief executive of Alliance & Leicester plc. Chris will continue in his role as Group Finance Director.

Sir Derek Higgs, Chairman of Alliance & Leicester, comments:

"We wish David well and look forward to welcoming him back fit and well in due course. In the meantime, as we do not expect his return in the short term, the Board has asked Chris Rhodes, Group Finance Director, to take on the role of acting chief executive in addition to his current responsibilities.

"Chris is the ideal person to lead the bank in David's absence. His leadership qualities and long experience of the Group, as Group Finance Director, in the Commercial Bank and as Managing Director of the Retail Bank, fully equip him for the task."

Contacts

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088
Press Office		Tel: 0116 200 3355

Further information on Alliance & Leicester can be found at www.alliance-leicester-group.co.uk

Notes

Chris Rhodes, 44, is a Chartered Accountant and has been with Alliance & Leicester for 20 years. He joined the Group Board as an Executive Director in June 2002. Prior to his appointment as Group Finance Director in July 2007, he was Managing Director, Retail Banking and prior to that Operations Director.

Alliance & Leicester Trading Update

In advance of the preliminary results announcement for 2007, Alliance & Leicester is today updating the pre-close trading statement issued on 29 November 2007 (note 1) in respect of the change in the fair value of Treasury investments, Treasury impairment loss charge and the Group's funding position (note 2).

Overview

Alliance & Leicester's Retail Banking and Commercial Bank operations (note 3) have performed in line with our expectations in 2007.

The Group's funding position has been further strengthened since our pre-close trading statement of 29 November 2007, and we have now pre-funded our maturing medium term wholesale funding, commercial paper and certificates of deposit to the end of 2008.

Our 2007 core-operating profit (note 4) excluding the changes in the fair value and impairment of Treasury investments is expected to be in line with the guidance provided in our pre-close trading statement, i.e. core operating profit excluding the change in fair value and impairment of Treasury investments is expected to be ahead of the then-consensus figure of £598m for 2007, compared with £585m in 2006. The reduction in the fair value and impairment of Treasury investments, which totalled a charge of £55m at the end of October, has increased to around £185m for the year ended 31 December 2007 (note 5).

As previously announced, the Group's preliminary results announcement for 2007 will be released at 7am on 20 February 2008. This will include as usual, details on our financial outlook for 2008.

Treasury investments

Our 4 September 2007 announcement clearly set out our Treasury investments.

- Income statement impact - change in fair value

In our pre-close trading statement on 29 November 2007, we reported that the floating rate notes (FRNs) and consumer asset backed securities (ABS) held as trading securities, together with a small proportion of our collateralised debt obligations (CDOs), are fair valued with changes going through non-interest income in our income statement. At the end of October, the fair value of these assets had fallen by £15m since 31 December 2006.

Since the end of October the market value of these assets has reduced further, and the full year reduction is now expected to be around £30m.

- Income statement impact - impairment charge

We also announced in our pre-close statement that our total Treasury impairment loss charge for the ten months to 31 October 2007 was £40m. This charge related to our investments in mezzanine and capital notes in structured investment vehicles (SIVs).

Since the end of October the net asset value (NAV) (note 6) of all SIV vehicles have seen further significant reductions, and a number of SIVs have been restructured. Alliance & Leicester has participated in several of these restructurings. Our holdings of SIV mezzanine and capital notes has now reduced to around £210m (net of impairment charges) with a NAV of £180m. Our SIV impairment charge takes account of losses on restructured SIVs and incurred losses on the remaining vehicles. The provisioning methodology takes account of the seniority of our note holding and reports on the vehicles' funding position.

Our total Treasury impairment charge for the year ended 31 December 2007 is expected to be around £155m, of which £145m relates to SIVs and £10m to CDOs.

- Reserves impact - change in fair-value

The majority of our FRNs and ABS together with the balance of our CDOs are accounted for as 'available-for-sale', and are fair valued with changes going through reserves, except for any impairment charges which are recognised in the income statement. At the end of October 2007 the fair value of these assets had reduced by £101m since 31 December 2006, reflecting market prices. At 31 December 2007 the fair value had reduced by around £210m. Therefore, the post-tax charge to reserves for the year ended
31 December 2007 is expected to be around £147m. This charge does not have an impact on our income statement or our regulatory capital.

Funding

Since our pre-close trading statement on 29 November, we have continued to manage our funding requirements successfully, through a combination of raising new funds or rolling over existing funding as it matures. At the end of December 2007, 56% of our customer loans and advances (note 7) were funded by customer deposits.

We continue to reduce our reliance on the short term money markets for wholesale funding, and are also making good progress in lengthening the average maturity of our wholesale funds. We have now pre-funded our maturing medium term wholesale funding, commercial paper and certificates of deposit to the end of 2008.

Comment from Chris Rhodes, Group Finance Director

"Our customer-facing Retail and Commercial Bank businesses continue to perform well. Excluding the impact of Treasury investment losses, core operating profit for 2007 will be over £598m. Financial market conditions have resulted in losses on certain Treasury investments, reducing 2007 core operating profit to lower than in 2006. Our funding position continues to improve, and we have now pre-funded our maturing medium-term wholesale funding, commercial paper and certificates of deposit to the end of 2008."

Contacts

Mark Jones Head of Investor Relations Tel: 0116 200
4492
Mark Browne Head of Financial Relations & External Reporting Tel: 0116 200 2123
Stuart Dawkins Director of Corporate Communications Tel: 0116 200 3088
Press Office Tel: 0116 200 3355

Further information on Alliance & Leicester can be found at www.alliance-leicester-group.co.uk

Notes

1. A copy of the pre-closing trading statement issued on 29 November 2007 can be found at www.alliance-leicester-group.co.uk/pre-close
2. The change in the fair value of Treasury assets and the Treasury impairment charge are still subject to audit sign-off, and SIV investor reports for January,
3. Alliance & Leicester has two core business units: Retail Banking and Commercial Banking. Commercial Banking consists of the Group's Commercial Bank and Treasury operations.
4. Core operating profit is the Group's profit before tax excluding one-off redundancy costs and accounting gains or losses from fair value accounting volatility. Fair value accounting volatility represents the net fair value change on derivative instruments that are matching risk exposure on an economic basis.
5. The table below summarises how the reduction in fair-value and the impairment of Treasury assets has changed since the information disclosed in our pre-close trading statement:

Income statement impacts £m	**As at 31.12.07 (note 2)**	**As at 31.10.07**
Non-interest income		
Reduction in fair-value of FRNs, ABS, CDOs	(30)	(15)
Impairment loss charge		
Structured investment vehicles (SIV)	(145)	(40)
Collateralised debt obligations (CDO)	(10)	
	(155)	(40)
Total impact on Core Operating Profit from the fair value and impairment of Treasury investments	(185)	(55)

Reserves impact £m	**As at 31.12.07 (note 2)**	**As at 31.10.07**
Pre-tax reduction in the fair value of FRNs, ABS, CDOs (the post–tax impact is charged to reserves)	(210)	(101)

6. The net asset value of capital notes reflects the share of the market value of assets minus liabilities. For mezzanine notes the net asset value is 100% of the par value of the notes, provided the net asset value of the junior notes is

above zero.

7. Customer loans and advances includes 'Net investment in finance leases and hire purchase contracts' and 'Operating lease assets'.

Disclaimer

File No. 82-4964

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 30 January 2008 consists of:

420,678,012 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **420,678,012.** This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

END